Exhibit (a)(5)(K)

EFiled: Apr 28 2011 5:39 PM EDT
Transaction ID 37303139
Case No. 6432-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES MILLER, On Behalf Of Himself And All	)
Others Similarly Situated,	)
)
Plaintiff,	) C.A. No.
v.	)
)
BRONCO DRILLING COMPANY, INC., D. FRANK	)
HARRISON, RICHARD B. HEFNER, GARY C. HILL,	)
DAVID W. HOUSE, WILLIAM R. SNIPES,	)
CHESAPEAKE ENERGY CORPORATION, and	)
NOMAC ACQUISITION, INC.,	)
)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Charles Miller (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of Bronco Drilling Company, Inc (“Bronco” or the “Company”) common stock against the directors of Bronco, one of whom is an officer and other persons and entities (collectively, “Defendants”) involved in a proposed transaction through which Chesapeake Energy Corporation (“Chesapeake”) will acquire all of the outstanding shares of Bronco common stock through Chesapeake’s wholly owned subsidiary for inadequate consideration.

2. On April 15, 2011, Bronco and Chesapeake announced that they had entered into a definitive agreement (“Merger Agreement”) for Chesapeake’s acquisition of Bronco for $11.00 per share, representing an aggregate deal value of approximately $315 million (“Proposed Transaction”). Pursuant to the Merger Agreement between Bronco, Chesapeake, and Chesapeake’s wholly-owned subsidiary, Nomac Acquisition, Inc. (“Nomac”), Chesapeake will commence a tender offer to purchase all outstanding shares of Bronco Systems within ten business days (“Tender Offer”). The closing of the Tender Offer is expected to occur in the second quarter of 2011. The Merger Agreement further provides that upon completion of the Tender Offer, Nomac will complete a follow on merger which will result in all shares not tendered in the Tender Offer being converted into the right to receive $11.00 per share in cash, and Bronco will become a private company, wholly-owned by Chesapeake.

3. To ensure the success of the Proposed Transaction, Chesapeake locked up the deal by entering into a Tender and Voting Agreement with Bronco’s two largest shareholders, Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., who collectively own approximately 32% of Bronco’s outstanding shares, whereby they committed to tender and vote their shares in favor of the Proposed Transaction.

4. Notably, the Merger Agreement also provides for a Top-Up Option which allows Chesapeake to acquire up to 90% plus one share and pursue a short form merger without a shareholder vote. Thus, through the combination of the Voting Agreement and the Top-Up Option, Chesapeake is virtually assured of its ability to acquire the Company.

5. The Proposed Transaction serves no legitimate business purpose for Bronco but rather is an attempt by defendants to aggrandize their own financial interests and enable Chesapeake to benefit unfairly from the Proposed Transaction at the expense of Bronco’s shareholders. In contrast, the Proposed Transaction will forever divest Bronco’s shareholders of their ownership interest in the Company for grossly inadequate consideration and will deprive

Plaintiff and the other members of the Class (defined herein) of their right to share proportionately in the future success of Bronco and its valuable assets,. Accordingly, judicial scrutiny of the Proposed Transaction is necessary to ensure that the best interests of all Bronco shareholders – and not merely the interests of the Individual Defendants – were the basis for the Bronco Board of Directors’ (the “Board”) decision to enter into the Proposed Transaction.

6. As described below, both the value to Bronco shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other shareholders of the Company. Indeed, the consideration offered in the Proposed Transaction represents what analysts have called a “paltry” premium of just 6% over the closing price Bronco common stock the day before the announcement. Moreover, it represents a discount to both Bronco’s trading price of $11.47 as recently as April 4, 2011, and analysts’ price targets of $13.50 set the day before the announcement. The Individual Defendants’ (defined herein) conduct constitutes a breach of their fiduciary duties owed to Bronco’s shareholders and a violation of applicable legal standards governing the duties of a company’s directors where a change in control is contemplated.

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

6. Plaintiff is, and at all times relevant hereto was, a Bronco shareholder and has held such shares since prior to the wrongs complained of herein.

7. Defendant Bronco is a Delaware corporation with its principal executive offices located at 16217 N. May Ave., Edmond, OK 73013. Bronco is a provider of contract land drilling to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The NASDAQ Global Select Market under the symbol “BRNC.”

8. Defendant D. Frank Harrison (“Harrison”) has served as the Chairman of the Board of Directors since August 2007, and Chief Executive Officer and a director of the Company since May 2005. Harrison received total compensation from Bronco of $1,390,626 and $1,443,334 in 2008 and 2009, respectively. As of December 31, 2009, upon a change of control, Harrison was entitled to payments under his agreements with the Company of $2,946,593.

9. Defendant Richard B. Hefner (“Hefner”) has served as a director of the Company since 2010.

10. Defendant Gary C. Hill (“Hill”) has served as a director of the Company since August 2006.

11. Defendant David W. House (“House”) has served as a director of the Company since September 2008.

12. Defendant William R. Snipes (“Snipes”) has served as a director of the Company since February 2006.

13. Defendants Harrison, Hefner, Hill House and Snipes are referred to herein as the “Individual Defendants.” The Individual Defendants constitute the Board of Bronco.

14. Defendant Chesapeake is a Delaware corporation with its principal executive office located at 00 North Western Avenue, Oklahoma City, Oklahoma 73118. Chesapeake is the second-largest producer of natural gas and the most active driller of new wells in the U.S. Headquartered in Oklahoma City, Chesapeake’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford, Granite Wash, Cleveland, Tonkawa, Mississippian, Wolfcamp, Bone Spring, Avalon and Niobrara unconventional liquids plays. Chesapeake has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets. Chesapeake’s common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “CHK.”

15. Defendant Nomac is a Delaware corporation and is a wholly-owned subsidiary of Chesapeake. Defendants Chesapeake and Ventura are sometimes referred to collectively herein as “Chesapeake.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

16. By reason of the Individual Defendants’ positions with the Company as directors, and in one case an officer, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of Bronco and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

17. By virtue of their positions as directors and in one case an officer, of Bronco, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Bronco to engage in the practices complained of herein.

18. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed decision as to whether to relinquish their shares. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	contractually prohibits them from complying with or carrying out their fiduciary duties;

c.	discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

d.	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

19. Plaintiff alleges herein that the Individual Defendants violated duties owed to Plaintiff and the other shareholders of Bronco, including their duties of loyalty and good faith, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or Bronco’s shareholders.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of shareholders of Bronco common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2011, Bronco had in excess of 28 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

23. Questions of law and fact exist that are common to the Class, including, among others:

a.	whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

b.	whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Bronco shareholders in violation of their fiduciary duties;

c.	whether the Individual Defendants are acting in furtherance of their own self interest to the detriment of the Class;

d.	whether the Individual Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

e.	whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

27. Bronco provides contract land drilling services to oil and gas exploration and production companies throughout the United States. The Company commenced operations in 2001 with the purchase of one stacked 650-horsepower drilling rig that was refurbished and deployed. Bronco subsequently made selective acquisitions of both operational and inventoried drilling rigs, as well as ancillary equipment. Bronco’s management team has significant experience not only with acquiring rigs, but also with building, refurbishing and deploying inventoried rigs. The Company successfully refurbished and brought into operation 22 inventoried drilling rigs during the period from November 2003 through December 2010. In addition, Bronco has a 41,000 square foot machine shop in Oklahoma City, which allows the Company to build, refurbish and repair rigs and equipment in-house. This facility, which complements the Company’s two drilling rig refurbishment yards, significantly reduces reliance on outside machine shops and the attendant risk of third-party delays in rig building and refurbishment programs.

28. The Company has a 20% equity investment in Bronco MX, a company organized under the laws of Mexico. Bronco MX provides contract land drilling services and leases land drilling rigs to PEMEX and/or companies contracted with PEMEX. Bronco also has a 25% equity investment in Challenger Limited (“Challenger”), a company organized under the laws of the Isle of Man. Challenger is an international provider of contract land drilling and workover services to oil and natural gas companies with its principal operations in Libya.

29. Beginning in the third quarter of 2008, Bronco faced deteriorating market conditions resulting from the decrease in oil and natural gas prices, combined with the inability of many of its customers to obtain financing related to their drilling and workover programs.

30. Through the second quarter of 2010, Bronco explored alternatives to restructure the well servicing segment of its business. During the first and second quarter of 2010 the market for the Company’s workover services continued at depressed levels within its primary geographic well servicing market (Oklahoma). Late in the second quarter of 2010, following the BP oil spill in the Gulf of Mexico, the Company determined that higher net present value (“NPV”) projects were available within Bronco’s on shore drilling segment and chose to focus the deployment capital in this segment rather than commit the capital required to restructure operations in the well servicing segment. Consequently, Company management determined that the Company’s well servicing segment, Bronco Energy Services, as well as the Company’s heavy haul trucking division, Clydesdale Trucking, were no longer consistent with the Company’s long-term strategic objectives and that Bronco should seek to market these assets for sale. Pursuant to this strategy, in September 2010, substantially all of the assets of Bronco’s well servicing segment were sold at auction to multiple bidders and the proceeds used to pay down existing indebtedness.

31. Simultaneously, Bronco adopted a strategy of selling older drilling rigs and related equipment to divest the Company of older drilling rigs and use those proceeds to pay down existing indebtedness and invest in next generation drilling equipment. Pursuant to this strategy, the Company sold eight drilling rigs and ancillary equipment at auction and an additional two drilling rigs in a private sale, all of which were not being utilized currently in Bronco’s business. In addition, Bronco made the decision in the third quarter to sell an additional mechanical drilling rig in a transaction expected to close in the second quarter of 2011. Then, in February 2011, Bronco entered into an agreement to sell two other drilling rigs to an unaffiliated third party.

32. The Company’s strategy to focus its business proved highly successful. On November 4, 2010, Bronco announced its financial results for the third quarter of 2010, exceeding analysts’ consensus estimate by $0.07 per share. Moreover, the success of the Company’s strategy led analysts to project Bronco’s earnings-per-share (EPS) growth rate to outperform the oil, gas drilling and exploration industry during that period by 4.96%.

33. On March 4, 2011, Bronco announced its results for the fourth quarter and full year 2010, reporting $0.06 EPS for the previous quarter, beating the Thomson Reuters consensus estimate of ($0.01) EPS by $0.07. During the same quarter in the prior year, the Company posted ($0.23) earnings per share. The Company’s quarterly revenue was up 134.6% on a year-over- year basis. Commenting on these results, defendant Harrison stated:

I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile.

34. Analysts and shareholders alike recognized that the Company’s strategy to focus its business and pay down existing debt was highly successful. Brian Uhlmer, an analyst at Global Hunter Securities LLC, stated that Bronco had benefited from rising oil prices and from its own strategy of selling off rigs that use older technology, reducing debt and readying new rigs with more modern design. In a phone interview, Ulmer told Bloomberg News, “People started paying attention to it. They figured out that management had transformed the company from a bunch of non-performing assets.” Ulmer further told Reuters that Bronco “will not only increase day rates but also add new rigs to their fleet that will help their earnings and profitability.”

35. On June 29, 2010, at the time Bronco adopted this new business strategy, the Company’s common stock was trading at $3.34 per share. By April 4, 2011, Bronco common stock traded at $11.47 per share, a 243% increase in just over 9 months.

36. Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of Bronco’s improved balance sheet, focused business strategy, strong growth potential and increasingly positive prospects, the Individual Defendants acted for their own benefit and the benefit of Chesapeake, and to the detriment of the Company’s public shareholders, by entering into the Merger Agreement. In so doing, the Individual Defendants have effectively placed a cap on Bronco’s corporate value at a time when Bronco’s stock price was poised to capitalize on its positive and encouraging financial outlook.

B.	The Proposed Transaction

37. On April 15, 2011, Bronco and Chesapeake issued a joint press release announcing the Proposed Transaction which stated:

Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly-owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

Aubrey K. McClendon, Chesapeake’s CEO, stated, “We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

D. Frank Harrison, Bronco’s Chairman and CEO, stated, “We are excited about this transaction with Chesapeake, one of the premiere and most innovative energy companies in the world. Chesapeake’s visionary and people-centric approach is highly admired. We view this as a great opportunity and in the best interests of Bronco, our shareholders and our employees.”

The definitive agreement entered into by Chesapeake and Bronco provides for Chesapeake to acquire Bronco in a two-step transaction. The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Chesapeake for all outstanding shares of Bronco common stock at a price of $11.00 per share in cash. In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of Bronco common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest. Upon completion of the transaction, Bronco will become an indirect wholly owned subsidiary of Chesapeake. The tender offer will be conditioned upon a majority of the outstanding shares of Bronco common stock being tendered into the offer and will also be subject to regulatory clearances and other customary terms and conditions.

Chesapeake is expected to launch the tender offer shortly and the transaction is expected to close in the second quarter of 2011, subject to customary closing conditions. The transaction is not subject to or conditioned upon financing arrangements.

Johnson Rice & Company L.L.C. is acting as financial advisor to Bronco and has delivered a fairness opinion to its board of directors. Thompson & Knight is acting as legal counsel to Bronco. Jefferies & Company, Inc. is acting as financial advisor to Chesapeake. Commercial Law Group, P.C. and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to Chesapeake.

38. The consideration offered to Bronco’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Bronco’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings.

39. Indeed, on April 14, 2011, the day before the announcement of the Proposed Transaction, in a note to clients, Global Hunter increased its price target for Bronco to $13.50 per share, stating:

To account for our revised annual rig count forecast and increased dayrate assumptions, we are updating our 2011 and 2012 EPS estimates to $0.34 and $0.75, up from $0.20 and $0.45. Consensus currently stands at $0.17 and $0.39, or roughly 101% and 93% below our 2011 and 2012 EPS estimates. Applying the same 6x multiple to our 2012 EBITDA estimate derives our new $13.50 price target, up from $11. We are maintaining our Accumulate recommendation.

Just four days later, however, after the announcement of the Proposed Transaction at $11.00 per share, Global Hunter downgraded Bronco shares from “Accumulate” to “Neutral.” Also on April 18, 2011, FBR Capital downgraded Bronco from “Outperform” to “Market Perform.”

40. Moreover, Reuters reported that analysts at Houston-based investment bank Simmons and Co. described the 6% deal premium as “paltry” and estimated Chesapeake paid about $13 million to $14 million per rig.

41. In contrast to the grossly inadequate consideration offered to Bronco’s public shareholders, certain of the Individual Defendants and other key members of the Company’s management stand to fare much better. First, the key members of Bronco’s management, including defendant Harrison, are entitled to lucrative change of control payments in the event they do not continue their employment with Chesapeake. For example, defendant Harrison alone, as of December 31, 2009, was entitled to payments of $2,946,593 upon a change of control. Moreover, under the terms of the Merger Agreement, all shares of restricted stock held by the Individual Defendants and other key members of management will immediately vest upon the closing of the Tender Offer and the holders are entitled to full payment of the consideration offered in the Tender Offer.

C.	The Preclusive Deal Protection Devices

41. In addition to the woefully inadequate consideration offered to Bronco’s shareholders, the entire process deployed by Defendants is also unfair and inadequate. Namely, to assure that Chesapeake and the Individual Defendants would reap the windfall benefits of the Proposed Transaction and that no competing bidders would emerge, the Defendants agreed to certain preclusive deal protection provisions in the Merger Agreement that operate collectively to make the Proposed Transaction a fait accompli.

42. First, Defendants are attempting to circumvent the requirement of a shareholder vote through a “Top Up Option” which Bronco’s Board voted to grant to Chesapeake.1 The Top Up Option allows Chesapeake to acquire up to 90% plus one share and pursue a merger under 8 Del. C. Section 253, without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

43. Concurrently with the execution of the Merger Agreement, Chesapeake negotiated and executed an agreement whereby Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Tender Offer, meaning that less than 18% of the publicly-owned shares of Company stock will need to be tendered in the Tender Offer to obtain majority approval to trigger the Top-Up Option provision in the Merger Agreement.

[1]	The Top Up Option is contained in Section 1.02 of the Merger Agreement and states that in the event Chesapeake falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the Delaware General Corporation Law, Chesapeake may purchase, at its option, the number of shares necessary for it to reach the ninety percent threshold.

44. Further, the Merger Agreement contains a strict “no shop” provision prohibiting the Individual Defendants from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Individual Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. The Merger Agreement further contains a matching rights agreement which gives Chesapeake five business days to match any competing offer, in the unlikely event that one should emerge. In addition to the no-shop, standstill and matching rights provisions, the Merger Agreement includes a $13,000,000 termination fee that, in combination with the other preclusive measures, will all but ensure that no competing offer will be forthcoming.

45. Collectively, these provisions discourage bidders from making a competing offer for the Company.

46. In sum, Chesapeake recognized Bronco’s solid performance and potential for growth and determined to capitalize on the recent increase in crude oil prices and the short supply of onshore drilling rigs. At the same time, the Individual Defendants failed to conduct a full and fair sales process and have agreed to onerous deal terms which effectively lock up the Proposed Transaction in favor of Chesapeake in order to maximize their own financial interests at the expense of Bronco’s shareholders. In so doing, the Individual Defendants have breached their fiduciary duties to Bronco’s shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

47. Plaintiff repeats and realleges each allegation set forth herein.

48. The Individual Defendants have violated fiduciary duties of care, loyalty, disclosure and good faith owed to public shareholders of Bronco.

49. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Bronco.

50. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, disclosure and independence owed to the shareholders of Bronco because, among other reasons, they failed to take steps to maximize the value of Bronco to its public shareholders, by, among other things, failing to adequately consider potential acquirers, instead favoring their own, or their fellow directors or executive officers’ interests, to secure all possible benefits with a friendly suitor.

51. The Individual Defendants dominate and control the business and corporate affairs of Bronco, and are in possession of private corporate information concerning Bronco’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between Individual Defendants and the public shareholders of Bronco which makes it inherently unfair for them to seek to benefit their own interests to the exclusion of maximizing shareholder value.

52. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

53. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Bronco’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

54. Unless the Individual defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

55. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against Bronco and Chesapeake for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

56. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

57. Bronco and Chesapeake have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Bronco’s public shareholders, and have participated in such breaches of fiduciary duties.

58. Bronco and Chesapeake knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein by rendering substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

59. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

FARUQI & FARUQI, LLP

By:	/s/ James C. Strum
James C. Strum (Del. Bar No. 2518) 20 Montchanin Road, Suite 145 Wilmington, DE 19807

Tel: (302) 482-3182

 Fax: (302) 482-3612

OF COUNSEL:

FARUQI & FARUQI, LLP

Nadeem Faruqi

Emily Komlossy

Juan E. Monteverde

369 Lexington Avenue, 10th Fl.

New York, NY 10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

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